Exhibit 99.1

NEWS RELEASE

May 8, 2019 – For Immediate Release

Great Panther to Publish First Quarter Financial Results on May 15, 2019; Quarterly Conference Call and Webcast on May 16, 2019

GREAT PANTHER MINING LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”, the “Company”) has scheduled the release of its first quarter 2019 financial results for Wednesday, May 15, 2019 after market close.

A conference call and webcast will be held on May 16, 2019 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time) to discuss the results and provide a corporate update. Mr. James Bannantine, President and CEO and Mr. Jim Zadra, CFO and Corporate Secretary will host the call.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration:	www.greatpanther.com
U.S. & Canada Toll-Free:	1 800 319 4610
International Toll:	+1 604 638 5340

A replay of the webcast will be available on the Webcasts section of the Company’s website approximately one hour after the conference call. Audio replay will be available for four weeks by calling:

U.S. & Canada Toll-Free:	1 800 319 6413, replay code 3159
International Toll:	+1 604 638 9010, replay code 3159

ABOUT GREAT PANTHER

Great Panther Mining Limited is a new intermediate precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther is also evaluating the restart of the Coricancha project in Peru and expects to make a decision on whether or not to restart the project in mid-2019.

For more information, please contact:

Alex Heath, CFA

Director, Corporate Development & Investor Relations

Toll free:	1 888 355 1766
Tel:	+1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2